September 9, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:                             SuperGen, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Proxy Statement on Schedule 14A filed April 30, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010

File Number:  000-27628

Dear Mr. Rosenberg:

We are responding to the comments contained in your letter dated August 25, 2010 (the “Comment Letter”) related to the above referenced filing.  For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Business

Patents and Proprietary Technology, page 12

1.                                      Please provide draft disclosure for an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to include a more robust discussion of your material patents, including the number of your issued and pending patents, how many of your issued material patents relate to each commercial product/product candidate, and the jurisdictions in which these material patents were granted.  Please also provide a range of patent expiration dates which includes the first expiration date and the last expiration date.  See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Response:

The amendment to our report on Form 10-K will contain the following proposed additional information about our material patents, which would supplement the last paragraph in the Patents and Proprietary Technology section:

SuperGen has 120 issued patents and 271 pending patent applications.  Of the total patents and pending patent applications those that relate to each of our material commercial product or product candidate are described in further detail below:

•                  Decitabine, a product we have exclusively licensed to Eisai:  there are 11 issued patents and 30 patent applications, having projected expiration dates ranging from June 5, 2022 to September 27, 2024, granted or pending in the jurisdictions of the U.S., Australia, Canada, Europe, Japan, China, India and Hong Kong.

•                  SGI-110, our DNMT1 inhibitor:  there is one issued patent and seven patent applications, each having a projected expiration date of September 29, 2025, granted or pending in the jurisdictions of the U.S., the European Patent Office (the “EPO”), Israel, China, South Africa, Malaysia, Vietnam and New Zealand.

•                  Amuvatinib, our TK Inhibitor and DNA Repair Suppressor:  there are four issued patents and eight patent applications, having projected expiration dates ranging from October 14, 2024 to March 1, 2027, granted or pending in the jurisdictions of the U.S., the EPO, Australia and Canada.

•                  SGI-1776, our PIM kinase inhibitor:  there is one issued patent and 11 patent applications, each having a projected expiration date of November 6, 2027, granted or pending in the jurisdictions of the U.S., the EPO, Hong Kong, India, Malaysia, Brazil, Canada, Japan, Russia, Vietnam and China.

•                  Our discovery JAK2 inhibitor:  there are 17 patent applications, having projected expiration dates ranging from February 29, 2028 to July 25, 2029, pending in the jurisdictions of the U.S., the EPO, Taiwan, Australia, Brazil, Canada, China, Indonesia, India, Japan, Korea, Mexico, New Zealand and Hong Kong.

•                  Our discovery AXL inhibitor: there are 13 patent applications, having projected expiration dates ranging from April 11, 2028 to February 8, 2030, pending in the jurisdictions of the U.S., the EPO, Australia, Canada, China, Japan, Korea, New Zealand and Taiwan.

•                  Relating to our GlaxoSmithKline discovery collaboration:  there are three patent applications, having projected expiration dates of February 26, 2030, pending in the jurisdictions of the U.S., the Patent Cooperation Treaty participants and Taiwan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

2.                                      Please provide us draft disclosure for an amendment to your Form 10-K for the year ended December 31, 2009 to separately disclose, for Amuvatinib (MP-470), SGI-1176 and your preclinical projects, the costs incurred during each period presented and to date.  If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on each project.

Response:

The amendment to our report on Form 10-K will contain the following proposed additional information about our research and development expenses, which would supplement the Results of Operations section, replacing the second paragraph following the costs and operating expenses table:

The increase in research and development expenses from 2007 to 2008 was due to higher drug discovery research costs associated with the acquisition of Montigen in 2006, clinical trial costs related to the initiation of Phase I and Phase Ib studies for amuvatinib in 2007, and development and formulation costs for SGI-1776 in 2008.   The decrease in research and development expenses from 2008 to 2009 is primarily due to lower contracted outside research and development services for several of our drug candidates and lower clinical trial costs related to our Phase I and Phase Ib clinical trials for amuvatinib.

We conduct research internally and through collaborations with third parties as we continue to maintain a strong commitment to our research and development efforts.  Our research and development activities consist primarily of drug discovery, drug development, and pre-clinical and clinical development, as we advance our existing product candidates through clinical trials.  Our research and development expenses consist primarily of salaries, employee benefits and other personnel related costs; stock-based compensation expense; laboratory equipment and supplies; third-party consultant fees and contract labor; costs for pre-clinical and clinical trials, including clinical research organizations; other outsourced research; depreciation expense; corporate overhead; and allocated facility costs.

We do not allocate certain of our internal research and development costs such as salaries and other personnel related costs, corporate overhead and facility costs to our development programs on a project-by-project basis.  These costs are incurred across and contribute to many discovery, research and development programs including a broad range of scientific research projects, many of which fail in the early stages of discovery and development.  We do allocate direct salaries and third party costs to certain major development programs that are generally in later stages of pre-clinical or clinical development.  Our scientists record their time to such specific projects when appropriate; however, many activities simultaneously benefit multiple projects and cannot be readily attributed to a specific program.  Accordingly, the accurate assignment of time and costs to a specific project is difficult and does not give a true indication of the actual costs of a particular project on a fully burdened basis.  Below is a summary of third party costs and direct salaries that are identifiable for our major drug programs:

Third Party Costs and Direct Salaries Identifiable by Project (in thousands)	2009	2008	2007	Cumulative To Date
Amuvatinib	$4,601	$6,786	$2,614	$16,039
SGI-1776	3,243	4,093	324	7,703
SGI-110	2,088	1,688	170	3,946
All other projects	3,216	3,530	4,861	16,302

Conducting clinical trials is a lengthy, expensive and uncertain process. Completion of clinical trials may take several years or more.  The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate.  Our clinical trials may be suspended at any time if we or the FDA believe the patients participating in our studies are exposed to unacceptable health risks.  We may encounter problems in our studies which will cause us or the FDA to delay or suspend the studies.  Because of these uncertainties, we cannot predict when or whether we will successfully complete the development of our product candidates or the ultimate product development cost for any of our product candidates.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 42

3.                                      You disclose that your Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009 your disclosure controls were effective.  Please provide us draft disclosure for an amendment to your Form 10-K for the year ended December 31, 2009 to include management’s assessment on the disclosure controls and procedures and not just disclosure controls.

Response:

The amendment to our report on Form 10-K for the fiscal year ended December 31, 2009 will include a statement regarding management’s assessment on the disclosure controls and procedures.  Our proposed disclosure is as follows:

ITEM 9A.                                       CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision of and with the participation of our management, including out Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this amended report.  Based on the evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, our disclosure controls and procedures were effective.

Definitive Proxy Statement on Schedule 14A

General

4.                                      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

We respectfully inform the Staff that we did not include disclosure in response to Item 402(s) of Regulation S-K as we concluded that risks arising from our compensation practices and policies for our employees are not reasonably likely to have a material adverse effect on our business.

In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, our management, in conjunction with outside legal counsel, conducted a review of our compensation policies and practices to assess whether such policies and practices as they relate to our employees are reasonably likely to have a material adverse effect on us. We paid particular attention to programs that allow for variable payouts where an employee might be able to influence payout factors and programs that involve our executives.  After due consideration, we concluded that risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on our business.

Executive Compensation

Compensation Discussion and Analysis

2009 and 2010 Performance Priorities

2009 Performance Priorities, page 34

5.                                      We note your disclosure on page 33 that decisions related to the award of annual performance-based bonuses are primarily based upon the achievement or progress toward Company-wide performance objectives, the execution of operational and business specific strategic objectives, and each NEO’s individual performance.  Your Compensation Discussion and Analysis does not provide adequate disclosure regarding corporate objectives, nor does it disclose the individual objectives used to determine these executive officers’ annual performance-based bonus.  Please provide draft disclosure for an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to discuss the following:

•                  The individual and corporate performance objectives applicable to each named executive officer and used to determine their annual bonuses and how each objective was weighted, if applicable.  Your disclosure of corporate objectives on pages 34-35 of your definitive proxy statement must be expanded in this respect.  To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.

•                  The threshold, target, and maximum levels of achievement of each performance measure, if applicable.

•                  The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of bonus to be awarded.

•                  The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them.

•                  Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

Response:

In response to the Staff’s comments, we propose amending our Form 10-K for the fiscal year ended December 31, 2009 to include additional disclosure in Item 11 of Part III as follows:

The Compensation Committee determines the amount payable, if any, to its named executive officers as an annual performance bonus relating to the 2009 and 2010 years based upon its determination as to the Company’s achievement of the 2009 and 2010 performance priorities set forth in the Company’s 2010 annual proxy statement (the “Proxy”).  However, this determination is not mechanical.  As noted in the Proxy, the Compensation Committee also factors in, as the most significant factor in making its determination, the Company’s progress in its transition to a discovery-based drug development company.  Thus, while there is no specific weighting accorded to each of the enumerated performance priorities for 2009 and 2010, the Compensation Committee considers them of roughly equal weight, with the most weight given to the judgment regarding the Company’s progress and overall performance as a discovery-based drug development company.  As specified on page 34 of the Proxy, in 2009 the Company significantly exceeded the performance goals in each of the enumerated performance priority areas.  Moreover, the Compensation Committee determined that the Company’s overall performance as a discovery-based drug development company in 2009 was outstanding.

Chief Executive Officer Annual Bonuses

For 2009, our chief executive officer Dr. Manuso’s target annual bonus was $350,000.  There was no threshold bonus or maximum bonus.  Due to the Company’s strong performance, with respect to both overall performance as a discovery-based drug development company and performance against the enumerated performance priorities, and based upon the Compensation Committee’s subjective appraisal of Dr. Manuso’s 2009 performance, which it determined after consultation with the full Board of Directors, Dr. Manuso was awarded his full target bonus of $350,000.  Moreover, the Compensation Committee exercised its discretion to award Dr. Manuso an additional bonus payment of $150,000, based upon the Company’s and his superior 2009 performance.

For 2010, Dr. Manuso has a target annual bonus of $650,000.  There is no specified threshold bonus or maximum bonus for Dr. Manuso for 2010.

Named Executive Officer Annual Bonuses

Our other named executive officers who received annual bonuses on account of the full 2009 fiscal year, Messrs. Azab and Molkentin had a 2009 target payout equal to 30% of their annual base salary and a maximum payout of 50% of their 2009 annual base salary.  Based upon the Company’s 2009 achievement both in the enumerated performance priority areas and upon the Company’s overall 2009 performance as a discovery-based drug development company, and based upon the Committee’s subjective appraisal of their individual performance, the Compensation Committee approved an annual bonus payout equal to 45% of Dr. Azab’s annual base salary and equal to 43% of Mr. Molkentin’s annual base salary.  Dr. Azab’s 2009 annual bonus was pro-rated to reflect his partial year of service.

For 2010, Messrs. Azab and Molkentin have a target annual bonus equal to 30% of their annual base salary and a maximum payout equal to 50% of their annual base salary.  The Compensation Committee, however, retains the discretion to pay outside of this range based upon its qualitative determinations.”

2009 Summary Compensation Table, page 47

6.                                      We note that page 39 of your definitive proxy statement indicates that Dr. Azab received a bonus payment that was prorated for the period of time he held the position of Chief Medical Officer after July 2009.  However, the Summary of Compensation Table does not disclose any bonus payment awarded to Dr. Azab in 2009.  Please explain to us the reason for this apparent inconsistency.

Response:

The Summary Compensation Table does not include disclosure about Dr. Azab’s 2009 bonus because that bonus was not approved by the Compensation Committee and paid out until March of 2010.  As you have noted, the table on page 39 of the definitive proxy statement with the disclosure regarding the bonus contained a footnote regarding the fact that the bonus was pro rated.  However, the bonus itself, as reflected in the penultimate sentence in the paragraph immediately preceding the table, was not actually paid until 2010.

Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010

Exhibit 32.1

7.                                      Your Section 906 certifications are not dated.  Please file full amendments to your Forms 10-Q that include dated management certifications.

Response:

Concurrently with the filing of the amendment to our Annual Report on Form 10-K, we will file full amendments to our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010, each of which will include Section 906 certifications that are dated.

Additionally, in response to your request, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please direct these to me at 925-560-2824.  In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 925-551-6482.  Thank you for your assistance.

Sincerely,

/s/ Michael Molkentin
Michael Molkentin,
Chief Financial Officer
SuperGen, Inc.

cc:                                James S. J. Manuso, President and Chief Executive Officer, SuperGen, Inc.
Page Mailliard, Wilson Sonsini Goodrich & Rosati, P.C.